SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 22, 2008

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:                                        Novartis AG Announces Results for 2007

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER   •   FINANZBERICHT

Novartis achieves record results in 2007 underscoring benefits of strategic healthcare portfolio

•                  Group results in 2007 set new record as net sales rise 8% (+3% in local currencies) to USD 39.8 billion and net income reaches USD 12.0 billion
(+ 66%) with earnings per share up 68%  to USD 5.15

•                  Results include contributions from Medical Nutrition and Gerber until divestments during 2007 and after-tax divestment gains of USD 5.2 billion in net income

•                  Continuing operations now focused solely on healthcare

•                  Full-year net sales rise 11% (+6% in local currencies) to USD 38.1 billion on strong contributions particularly from Sandoz and Vaccines and Diagnostics

•                  Pharmaceuticals in the US adversely impacted by generic competition and Zelnorm suspension

•                  One-time charges in 2007 of approximately USD 1 billion for Corporate environmental provision and “Forward” initiative to improve competitiveness

•                  Excluding these one-time charges, operating income rises 2%. Including these charges, but excluding gains from nutrition business divestments, operating income declines 11%

•                  Net income from continuing operations falls 4% to USD 6.5 billion, while earnings per share decline 3% to USD 2.81

•                  Launches progressing well for recently approved products – including Exforge, Tekturna/Rasilez, Lucentis, Exjade and Xolair – with 15 approvals in the US and the European Union

•                  Increasing returns to shareholders while maintaining sound financial foundation

•                  New CHF 10 billion share repurchase program proposed for shareholder approval following share repurchases totaling CHF 4.7 billion in 2007

•                  Dividend of CHF 1.60 per share proposed for 2007, up 19% from 2006 and represents dividend payout ratio of 49% of net income from continuing operations

•                  Novartis expects record results in 2008 from continuing operations on strong growth outlook for Sandoz, Vaccines and Diagnostics, and Consumer Health

•                  First-half 2008 results in Pharmaceuticals to show ongoing negative impact of lost net sales in the US; new growth phase set to emerge in second half of the year

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Basel, January 17, 2008 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis said: “Novartis delivered a strong performance in all major regions and in all divisions, with the exception of Pharmaceuticals in the US hit by generic competition and a product withdrawal. The dynamic growth of Sandoz and Vaccines & Diagnostics and the strong contribution of Consumer Health underscore the benefits of our focused diversification strategy in healthcare businesses to tap new sources of growth and balance risks. The 15 approvals for new prescription medicines obtained in the US and in the EU lay the foundation for a new growth cycle in Pharmaceuticals, which is expected to emerge in the second half of 2008, while our initiative “Forward” is designed to improve the efficiency and productivity of the organization providing savings of USD 1.6 billion in 2010. I am confident Novartis will deliver record results in 2008 and is well-positioned to benefit from current and future trends in healthcare.”

TOTAL GROUP

Key figures – Full year

	2007			2006			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc

Total Group
– Net sales	39 800			37 020			8	3
– Operating income and divestment gains(1)	12 933		32.5	8 174		22.1	58
– Net income	11 968		30.1	7 202		19.5	66
– Basic earnings per share	USD	5.15		USD	3.06		68

(1)    Operating income includes charge for Corporate environmental provision increase of USD 590 million in the 2007 third quarter and a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative as well as pre-tax divestment gains of USD 5.8 billion from Medical Nutrition and Gerber.

Summary

Novartis achieved record results for the total Group in 2007, with net sales rising 8% (+3% in local currencies) and net income advancing 66% to USD 12.0 billion. Sandoz and Vaccines and Diagnostics led the expansion with double-digit net sales growth and strong contributions to operating income, while Consumer Health provided additional support with a solid performance. The slowdown in Pharmaceuticals in 2007 reflected the negative impact of generic competition in the US for some products and the loss of Zelnorm.

Included in total Group results for 2007 were contributions from Medical Nutrition (until June 30) and Gerber (until August 31) before divestments in separate transactions. These were the final divestments as part of the Group’s strategy to focus solely on growth areas of healthcare with innovative medicines as well as generic pharmaceuticals, preventive vaccines and diagnostics, and targeted consumer health products.

The 2007 results further include significant charges of approximately USD 1 billion for a Corporate environmental provision increase of USD 590 million, including costs for the related share of any potential remediation costs for historical landfills in the Basel region as well as restructuring charges for “Forward” of USD 444 million. This strategic initiative was launched in December 2007 to improve competitiveness and help Novartis more rapidly meet the needs of patients and customers. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way Novartis operates and provide productivity gains. Pre-tax annual cost savings of approximately USD 1.6 billion are targeted in 2010.

CONTINUING OPERATIONS

Full year

Key figures

	2007			2006			% change
	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	38 072			34 393			11	6
Operating income excl. environmental provision and “Forward” charges(1)	7 815		20.5	7 642		22.2	2
Operating income	6 781		17.8	7 642		22.2	–11
Net income	6 540		17.2	6 825		19.8	–4
Basic earnings per share	USD	2.81		USD	2.90		–3

(1)    Excludes approximately USD 1 billion in charges (USD 590 million for Corporate environmental provision increase and USD 444 million for the “Forward” initiative)

Net sales

	2007	2006	% change
	USD m	USD m	USD	lc

Pharmaceuticals	24 025	22 576	6	2
Vaccines and Diagnostics	1 452	956	52	47
Sandoz	7 169	5 959	20	13
Consumer Health continuing operations	5 426	4 902	11	6
Net sales from continuing operations	38 072	34 393	11	6

Group

Sandoz and Vaccines and Diagnostics led the expansion with double-digit growth in local currencies, along with support from Consumer Health. The Pharmaceuticals slowdown reflected the impact of generic competition in the US and the loss of Zelnorm. Higher volumes accounted for five percentage points of the increase in net sales from continuing operations, acquisitions added two percentage points and currencies provided five percentage points to net sales growth. However, net prices declined one percentage point.

Pharmaceuticals

Europe, Latin America and key emerging markets generated double-digit growth as many top products strengthened their leading positions. The high blood pressure medicine Diovan (USD 5.0 billion, +16% lc) exceeded USD 5 billion for the first time, while the cancer therapy Gleevec/Glivec (USD 3.1 billion, +14% lc) topped USD 3 billion. US net sales fell 8% after the loss of Lotrel, Lamisil, Trileptal and Famvir to generics and the suspension of Zelnorm. However, worldwide net sales rose 10% for the unaffected product portfolio. The rollout of recently approved products made progress, including Exforge, Tekturna/Rasilez, Lucentis, Aclasta/Reclast, Exelon Patch, Exjade and Xolair.

Vaccines and Diagnostics

Excellent performance driven by a rise in sales of TBE (tick-borne encephalitis), pediatric and seasonal influenza vaccines as well as NAT (nucleic acid test) blood testing products. On a comparable full-year basis, net sales rose 25% (including unaudited net sales from Chiron for four months in the year-ago period before the April 2006 acquisition).

Sandoz

Dynamic growth in the US and other fast-growing markets, particularly Eastern Europe, provided an incremental contribution of more than USD 1 billion to annual net sales. Recent launches for various “difficult-to-make” and authorized generics underpinned growth.

Consumer Health continuing operations

OTC and Animal Health led the performance, driven by a focus on strategic brands, new product launches and geographic expansion. CIBA Vision net sales were higher, supported mainly by improved supplies of contact lenses and lens-care products.

Operating income

	2007		2006		Change
	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	6 086	25.3	6 703	29.7	–9
Vaccines and Diagnostics	72	5.0	–26
Sandoz	1 039	14.5	736	12.4	41
Consumer Health continuing operations	812	15.0	761	15.5	7
Corporate income & expense, net	–1 228		–532		131
Operating income from continuing operations	6 781	17.8	7 642	22.2	–11

Operating income excluding environmental provision and “Forward” charges

	2007		2006		Change
	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals(1)	6 393	26.6	6 703	29.7	–5
Vaccines and Diagnostics	72	5.0	–26
Sandoz	1 039	14.5	736	12.4	41
Consumer Health continuing operations(1)	909	16.8	761	15.5	19
Corporate income & expense, net(1),(2)	–598		–532		12
Operating income from continuing operations excluding Corporate environmental charge and “Forward” restructuring charge	7 815	20.5	7 642	22.2	2
Corporate environmental provision increase	–590
“Forward” restructuring charges	–444
Operating income from continuing operations	6 781	17.8	7 642	22.2	–11

(1)    Excludes respective component of the “Forward” restructuring charge in the 2007 fourth quarter of USD 444 million (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million)

(2)    Excludes Corporate environmental provision increase of USD 590 million in the 2007 third quarter

Group

Operating income from continuing operations was affected significantly by one-time charges in 2007 that included approximately USD 1 billion in total for Corporate environmental provisions (USD 590 million) and restructuring charges for the “Forward” initiative (USD 444 million). Excluding these two charges, operating income from continuing operations rose 2%.

Pharmaceuticals

Among the factors contributing to the decline were lost operating income in the US due to the entry of generic competition for four products and the suspension of Zelnorm, major investments in late-stage development compounds, new product launches and restructuring charges. The operating margin declined to 25.3% of net sales (or to 26.7% of net sales excluding total restructuring charges) from 29.7% in 2006. Research & Development investments rose 19% to USD 5.1 billion and represented 21% of net sales, mainly to support the rich late-stage pipeline that includes the projects FTY720, QAB149, MFF258, ACZ885, ABF656, RAD001 and Exforge. Marketing & Sales expenses were up 9% to support many new product launches and rollouts, which was partly offset by productivity initiatives. Cost of Goods Sold was higher due mainly to a USD 320 million intangible asset impairment charge for Famvir product rights.

Vaccines and Diagnostics

The strong business performance supported significant investments in R&D, particularly for late-stage trials involving meningococcal meningitis vaccine candidates and a new strategic alliance with Intercell. The adjusted operating margin was 21.3% of net sales excluding legal settlement gains of USD 83 million in 2007 as well as restructuring and amortization charges for intangible assets.

Sandoz

Advancing broadly twice as fast as net sales, operating income expansion was driven by efficiency improvements throughout the division, economies of scale in marketing and productivity gains in R&D. As a result, the operating margin improved to 14.5% of net sales from 12.4% in 2006. Excluding one-time items and acquisition-related amortization of intangible assets in both periods, adjusted operating income rose 20% and the adjusted operating margin reached 20.0%.

Consumer Health continuing operations

Excluding the charge for “Forward,” operating income rose 19% and supported continued investments in R&D and marketing for new product launches and geographic expansion.

CONTINUING OPERATIONS

Fourth quarter

Key figures

	Q4 2007		Q4 2006			% change
	USD m	% of net sales	USD m		% of net sales	USD	lc

Net sales	9 931		9 398			6	–1
Operating income excl. “Forward”(1)	1 341	13.5	1 725		18.4	–22
Operating income	897	9.0	1 725		18.4	–48
Net income	931	9.4	1 596		17.0	–42
Basic earnings per share	USD 0.41		USD	0.67		–39

(1)    Excludes USD 444 million in restructuring charges for the “Forward” initiative

Net sales

	Q4 2007	Q4 2006	% change
	USD m	USD m	USD	lc

Pharmaceuticals	6 152	6 049	2	–5
Vaccines and Diagnostics	398	455	–13	–18
Sandoz	1 971	1 653	19	9
Consumer Health continuing operations	1 410	1 241	14	6
Net sales from continuing operations	9 931	9 398	6	–1

Group

Overall good net sales growth in reported US dollars was achieved as Sandoz and Consumer Health offset the negative developments in Pharmaceuticals in the US and a weaker quarter in Vaccines and Diagnostics. Sales volumes and price changes each resulted in a loss of one percentage point in net sales, but were offset by acquisitions that provided one percentage point and currency translation that added seven percentage points to net sales.

Pharmaceuticals

Europe, Latin America and key emerging markets generated high-single-digit growth, but US net sales fell 21% due to generic competition for four products – Lotrel, Lamisil, Trileptal and Famvir – and the suspension of Zelnorm. However, worldwide net sales rose 8% for the unaffected product portfolio. Diovan (USD 1.4 billion, +12% lc) and Gleevec/Glivec (USD 0.8 billion, +12% lc) both improved their leadership positions as the Oncology, Cardiovascular and Neuroscience franchises all delivered solid performances. The continued rollout of many new products – including Tekturna/Rasilez, Exforge, Exjade, Lucentis, Aclasta/Reclast, Exelon Patch and Xolair – in key markets around the world provided combined net sales of USD 427 million for the quarter.

Vaccines and Diagnostics

The net sales decline reflected deliveries of seasonal influenza vaccines occurring mainly in the third quarter of 2007 due to earlier availability as a result of high viral strain production yields for the vaccine. In comparison, poor production yields for vaccines last year led to more shipments occurring in the fourth quarter of 2006 than in the third quarter. Further expansion in Europe of the blood testing business supported the ongoing positive performance in Diagnostics.

Sandoz

Ongoing dynamic expansion as US net sales increased at a fast pace, while contributions from Eastern Europe, Asia and Latin America underpinned the performance. Key drivers were solid growth in the base retail generics business as well as recent launches of difficult-to-make and authorized generics.

Consumer Health continuing operations

Animal Health led the division with double-digit growth, reflecting the benefits of new product launches, recent sales force investments and the integration of Sankyo Lifetech in Japan. OTC grew at a slower pace, mainly due to the weak “cough and cold” season in the US. CIBA Vision was supported by new product launches, including Air Optix Toric contact lenses in Europe, with the year-ago period negatively impacted by a product recall.

Operating income

	Q4 2007		Q4 2006		Change
	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	925	15.0	1 621	26.8	–43
Vaccines and Diagnostics	–107		2	0.4
Sandoz	250	12.7	204	12.3	23
Consumer Health continuing operations	85	6.0	74	6.0	15
Corporate income & expense, net	–256		–176		45
Operating income from continuing operations	897	9.0	1 725	18.4	–48

Operating income excluding “Forward” charge

	Q4 2007		Q4 2006		Change
	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals(1)	1 232	20.0	1 621	26.8	–24
Vaccines and Diagnostics	–107		2		0.4
Sandoz	250	12.7	204	12.3	23
Consumer Health continuing operations(1)	182	12.9	74	6.0	146
Corporate income & expense, net(1)	–216		–176		23
Operating income from continuing operations excluding “Forward”(1)	1 341	13.5	1 725	18.4	–22
“Forward” restructuring charge	–444
Operating income from continuing operations	897	9.0	1 725	18.4	–48

(1)    Excludes a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative (Pharmaceuticals: USD 307 million, Consumer Health: USD 97 million and Corporate: USD 40 million)

Group

Operating income from continuing operations declined 22% excluding the restructuring charge of USD 444 million for the “Forward” initiative.

Pharmaceuticals

The significant decline reflected reduced income contributions from the US due to the loss of sales from products that have been suspended or face generic competition as well as ongoing investments in R&D, new product launches and restructuring charges. Excluding total restructuring charges, operating income fell 22% and the operating margin was 20.4% of net sales. Research & Development rose 19% in the fourth quarter of 2007 to represent 23% of net sales, mainly based on investments in late-stage development projects but also reflecting partial impairments of in-process R&D assets. Marketing & Sales expenses rose 3% as productivity initiatives helped offset some of the major investments being made in new product launches. Cost of Goods Sold was affected by the unfavorable product mix resulting from the loss of products in the US to generic competition and the suspension of Zelnorm.

Vaccines and Diagnostics

The results reflected the timing of seasonal influenza vaccine shipments, with more occurring in the third quarter of 2007 than in the fourth quarter. In contrast, poor production yields in 2006 led to more seasonal influenza vaccine sales in the fourth quarter than in the third quarter of 2006. Increased investments were made during the fourth quarter of 2007 in Research & Development in the meningitis vaccine portfolio and in technical infrastructure.

Sandoz

Operating income expanded largely in line with net sales, with the operating margin rising to 12.7% of net sales while supporting significant additional investments for expansion in emerging markets and product development. Excluding one-time items and the amortization of intangible assets in both periods, adjusted operating income advanced 22% and the corresponding operating margin reached 17.8%.

Consumer Health continuing operations

The improvement in operating income reflected improvements in Cost of Goods Sold due to a better product mix as well as a reduction in total operating costs. General & Administrative expenses declined, while Marketing & Sales investments benefited from targeted spending to support new product launches and geographic expansion. The year-ago quarter included a provision for a CIBA Vision recall of contact lenses.

Corporate

Full year

	2007 USD m	2006 USD m	Change USD m	% change

Operating income from continuing operations excl. environmental provision and “Forward”(1)	7 815	7 642	173	2
Corporate environmental provision increase	–590		–590
“Forward” restructuring charge	–444		–444
Operating income from continuing operations	6 781	7 642	–861	–11
Income from associated companies	412	264	148	56
Financial income	531	354	177	50
Interest expense	–237	–266	29	–11
Taxes	–947	–1 169	222	–19
Net income from continuing operations	6 540	6 825	–285	–4
Net income from discontinued Consumer Health operations	5 428	377	5 051
Total net income	11 968	7 202	4 766	66

(1)     Excludes a Corporate environmental provision increase of USD 590 million in the 2007 third quarter and a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative

Fourth quarter

	Q4 2007 USD m	Q4 2006 USD m	Change USD m	% change

Operating income from continuing operations excl. “Forward”(1)	1 341	1 725	–384	–22
“Forward” restructuring charge	–444		–444
Operating income from continuing operations	897	1 725	–828	–48
Income from associated companies	104	71	33	46
Financial income	245	95	150	158
Interest expense	–61	–57	–4	7
Taxes	–254	–238	–16	7
Net income from continuing operations	931	1 596	–665	–42
Net income from discontinued Consumer Health operations	–18	67	–85	–127
Total net income	913	1 663	–750	–45

(1)   Excludes a USD 444 million restructuring charge in the 2007 fourth quarter for the “Forward” initiative

Income from associated companies

Income from associated companies rose to USD 412 million in 2007, nearly double the USD 264 million in 2006 that included exceptional charges for Chiron. The investment in Roche provided income in 2007 of USD 391 million, up 35% from 2006. This represented USD 509 million in anticipated 2007 income from Roche that includes a positive prior-year adjustment of USD 13 million, which was offset by USD 118 million for amortization of intangible assets. Other associated companies added USD 21 million in income for 2007. In the fourth quarter, income rose 46% to USD 104 million from the comparable 2006 period.

Financial income, net

Net financial income more than tripled to USD 294 million in 2007 from USD 88 million in 2006, reflecting increased liquidity due to divestment proceeds and excellent currency management in very challenging conditions. In the fourth quarter, net financial income rose to USD 184 million from USD 38 million in the 2006 period, benefiting from improved liquidity and currency gains.

Taxes

The tax rate for continuing operations fell to 12.6% in 2007 from 14.6% in 2006 due to several factors that included the restructuring and environmental provision increases, a reduced corporate tax rate in Germany and a benefit from the restructuring of the Chiron business on integration into the Novartis Group. The Chiron restructuring, however, had a negative impact on the fourth quarter of 2007 as the tax rate rose to 21.4%, up from 13.0% in the comparable 2006 period.

Net income

Net income from continuing operations declined 4% to USD 6.5 billion in 2007, with basic earnings per share down 3% to USD 2.81 from USD 2.90 in 2006. Higher contributions of income from associated companies, improved net financial income and a lower tax rate all helped to mitigate the decline.

In the fourth quarter of 2007, net income from continuing operations fell 42% to USD 931 million, while basic earnings per share was down 41% to USD 0.40. The sharp reduction in net income was largely in line with reduced operating income, which was adversely impacted by lost income contributions from the US pharmaceuticals business and the “Forward” restructuring charge taken in the quarter.

Balance sheet

The Group’s equity rose to USD 49.4 billion at December 31, 2007, from USD 41.3 billion at December 31, 2006. The net increase of USD 8.1 billion included USD 14.8 billion in total recognized income and expenses (comprised of USD 12.0 billion in net income, USD 2.2 billion in currency translation gains, USD 0.4 billion in actuarial gains on pension plans and USD 0.2 billion in other net movements) that were offset by USD 6.7 billion in transactions with shareholders (mainly a payment of USD 2.6 billion for the dividend and USD 4.1 billion in net share repurchases and share-based compensation).

Thanks to divestment proceeds and the strong cash flow from continuing operations, net liquidity rose sharply to USD 7.4 billion at the end of 2007 from USD 0.7 billion at the end of 2006. The debt/equity ratio at the end of 2007 improved to 0.12:1 compared to 0.18:1 at the end of 2006.

Novartis is one of the few non-financial services companies worldwide with the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1 for long- and short-term, while Fitch has rated Novartis as AAA for long-term maturities and F1+ for short-term maturities.

Cash flow

Cash flow from continuing operating activities was USD 9.2 billion in 2007, an increase of USD 0.9 billion from 2006 due mainly to the underlying business expansion and continued strict control of working capital. Net cash used for investing activities in continuing operations was USD 6.2 billion, mainly the result of USD 2.9 billion in net investments for intangible and tangible assets and USD 3.3 billion in financial assets (including marketable securities). Free cash flow from continuing operations after dividends was USD 3.8 billion, a decline from USD 4.0 billion in 2006 due to the larger dividend payment and higher capital expenditures. Among the reasons for the increased capital expenditures, which were USD 2.5 billion and represented 6.7% of net sales from continuing operations, were capacity expansion projects in Vaccines and Diagnostics, Sandoz and Pharmaceuticals.

Dividend proposal for 2007

The Board of Directors has proposed a dividend payment of CHF 1.60 per share for 2007, a 19% increase from the dividend of CHF 1.35 per share in 2006. Shareholders will vote on this proposal at the next Annual General Meeting on February 26, 2008. This proposal marks the eleventh consecutive year of a higher dividend payout since the creation of Novartis in December 1996. If approved by shareholders, dividends paid for 2007 on outstanding shares are expected to total approximately USD 3.2 billion. The dividend payout ratio for 2007 will be 49% of the Group’s net income from continuing operations. Based on the year-end 2007 share price of CHF 62.10, the dividend yield is 2.6% compared to 1.9% in 2006. The payment date for the 2007 dividend is set for February 29, 2008. All issued shares are dividend bearing, with the exception of 272.7 million treasury shares.

Proposal for new CHF 10 billion share repurchase program

Utilizing the Group’s strong free cash flow and proceeds from recent divestments, Novartis completed its fourth and fifth share repurchase programs during 2007, with a total of 85.3 million shares worth CHF 4.7 billion repurchased via a second trading line on the SWX Swiss Stock Exchange where Novartis is the exclusive buyer. Shareholders will also be asked to approve the cancellation of these shares acquired in 2007 along with a corresponding reduction of 3.1% in the Group’s registered share capital. The Board of Directors will propose to shareholders the approval of a new CHF 10 billion repurchase program at the next Annual General Meeting in February 2008.

Preparing for a new growth cycle

Novartis believes it has an excellent portfolio to address a dynamically changing healthcare environment – one that is diversified, yet focused solely on healthcare and in businesses with dynamic growth potential going beyond patented prescription pharmaceuticals to include generic pharmaceuticals, preventive vaccines and diagnostics, and targeted consumer health products.

The Sandoz, Vaccines and Diagnostics and Consumer Health Divisions are expected to again deliver strong performances in 2008. These businesses are expanding quickly and compete in some areas that are expected to grow faster than the global market for patented pharmaceuticals.

Thanks to leading positions for many top products and the ongoing launches for many new medicines, the Pharmaceuticals Division is expected to return to dynamic growth in the second half of 2008. Launches are progressing well for recently approved products, including Exforge, Tekturna/Rasilez, Lucentis, Tasigna, Exelon Patch and Aclasta/Reclast, following 15 major regulatory approvals in 2007 in the US and Europe.

However, the results of Pharmaceuticals in the first two quarters of 2008 will be negatively affected by the full-year effect of having lost significant sales contributions from five products in the US during 2007. These products – Zelnorm, Lotrel, Trileptal, Lamisil and Famvir – had combined total net sales in the US of USD 3.1 billion in 2006, and net sales for this group fell to USD 1.7 billion in 2007, mainly from the entry of generic competition. The year-on-year impact of lost sales from these products will only diminish later in 2008. At the same time, underlying growth of the unaffected product portfolio – driven by launches of many new products and further expansion of flagship products such as Diovan and Gleevec/Glivec – are expected to support high-single digit net sales growth in the Pharmaceuticals Division by the fourth quarter of 2008, and for net sales growth at a low-single-digit rate for the full year, both in local currencies.

To help Novartis more rapidly meet the needs of patients and customers, the “Forward” initiative was launched in December 2007 to improve competitiveness. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way Novartis operates and provide productivity gains. Pre-tax annual cost savings of USD 1.6 billion are expected in 2010, with a pre-tax restructuring charge of USD 444 million taken in the 2007 fourth quarter. Approximately 2,500 full-time positions are expected to be reduced from among the currently nearly 100,000 full-time positions within the Group. Many reductions will be handled through normal fluctuation in staffing levels, which has traditionally averaged about 8% of the Group’s annual workforce, as well as through vacancy management and social programs.

Ranked as having one of the industry’s best pharmaceutical product pipelines, Novartis will continue making major investments in drug discovery, particularly biologic therapies. The Novartis Biologics unit was created in 2007 as a dedicated innovation unit with a strong biotech culture in the areas of discovery and development unique to biologics, and with full access to the extensive Novartis organization. These types of therapies are increasingly a priority and now total approximately 25% of the pre-clinical research pipeline.

Group outlook

(Barring any unforeseen events)

Given the outlook for strong contributions from most of its healthcare businesses, Novartis continuing operations expect another year of record net sales and earnings in 2008. Net sales from continuing operations for the Group are expected to rise at a mid-single-digit rate, and at a low-single-digit growth rate in the Pharmaceuticals Division, both in local currencies.

Pharmaceuticals products performance review

Note: All net sales growth figures refer to 2007 worldwide performance in local currencies

Diovan (USD 5.0 billion, +16% lc) reached another important milestone in 2007 as net sales reached USD 5 billion for the first time. Diovan has consistently grown thanks to new indications and clinical data underpinning its status as the world’s No. 1 branded high blood pressure medicine. Many key countries, particularly the US, Japan and Germany, delivered double-digit growth. Diovan held in the US a 40% share among angiotensin receptor blockers (ARBs), the fastest-growing segment of the antihypertensive market. Co-Diovan/Diovan HCT, a single-tablet combination with a diuretic, was driven by growing use of multiple therapies.

Gleevec/Glivec (USD 3.1 billion, +14% lc), a therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), reinforced its leadership in helping patients with these and other often-fatal forms of cancer. New data from the IRIS study in patients with newly diagnosed Philadelphia chromosome-positive CML (Ph+ CML) showed Gleevec/Glivec halted disease progression to more advanced stages completely in the sixth year of treatment and that 88% of Gleevec/Glivec patients in the trial were still alive. Gleevec/Glivec has also benefited from wider use in patients with GIST and in various rare diseases. Competition in the CML market in 2007 had little impact on underlying demand.

Zometa (USD 1.3 billion, –2% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, delivered a steady performance amid signs that demand stabilized during 2007 in the US and Europe. Overall growth for this class of medicines has slowed with many patients receiving treatment less frequently and for a shorter course of therapy. However, this trend was balanced by increasing use in patients with lung cancer as well as rapid growth in Japan and markets outside the US and Europe. In December, the US Food and Drug Administration granted Zometa an additional six months of marketing exclusivity until 2013 following the completion of pediatric studies.

Sandostatin (USD 1.0 billion, +7% lc), for acromegaly and various neuroendocrine and carcinoid tumors, reached annual net sales of USD 1 billion for the first time thanks to increasing use of the long-acting-release Sandostatin LAR version given once a month that accounts for 85% of net sales. The once-daily Sandostatin version faces generic competition.

Neoral/Sandimmun (USD 944 million, –2% lc), for organ transplantation, has maintained generally stable worldwide net sales despite ongoing generic competition thanks to its pharmacokinetic profiles and reliability.

Femara (USD 937 million, +25% lc), an oral treatment for women with hormone-sensitive breast cancer, delivered ongoing dynamic growth primarily from expanded use in patients immediately after surgery (early adjuvant) in the US and Europe as well as from the 2006 launch in Japan. Femara has outpaced competitors and gained market share in the aromatase inhibitor segment due to its unique benefits.

Lotrel (USD 748 million, –45% lc, only in US) has been negatively affected since May 2007 following the “at risk” launch of a generic copy by Teva Pharmaceuticals despite a valid US patent until 2017. Sandoz also launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails.

Voltaren (USD 747 million, +3% lc), a therapy for inflammation and pain, showed steady growth, primarily in Latin America and Asia, based on long-term trust in the brand. Patent protection for Voltaren in many key markets around the world has expired.

Trileptal (USD 692 million, –6% lc), a treatment for epilepsy seizures, generated growth until the expected entry of US generic competition in October 2007, which led to a sharp decline in US net sales in the fourth quarter of 2007.

Lescol (USD 665 million, –12% lc), a statin drug used to reduce cholesterol, was primarily impacted by decisions to reduce reference prices in Europe, while the introduction of generic simvastatin and a highly competitive market for this class weighed on US net sales.

Exelon (USD 632 million, +14% lc), for mild to moderate forms of Alzheimer’s disease and dementia associated with Parkinson’s disease, delivered solid growth. Several launches are underway for Exelon Patch in the US and Europe following regulatory approvals in 2007. This once-daily skin patch provides a novel treatment approach with a smooth and continuous delivery of Exelon to patients. Exelon Patch provides equivalent efficacy to the highest doses of capsules, but with three times fewer reports of nausea or vomiting.

Lamisil (USD 595 million, –40% lc), a therapy for fungal nail infections, fell sharply after the entry of US generic competition in July 2007. Basic patent protection for Lamisil’s active ingredient has now expired worldwide, with generics already available in Europe and Japan.

Lucentis (USD 393 million), for treatment of the eye disease “wet” age-related macular degeneration (AMD), experienced dynamic growth in Europe and other markets in its first year after EU approval in January 2007. Lucentis is the only treatment proven in clinical trials to maintain and improve vision in these patients with this form of AMD, which is the leading cause of blindness in people over age 50. Genentech holds the US rights.

Exjade (USD 357 million, +141% lc) delivered strong growth based on its unique status as the first once-daily oral therapy for iron overload associated with various blood disorders. First launched in the US in November 2005 and in Europe starting in August 2006, Exjade is now approved in over 85 countries. In 2007 Exjade was submitted in Japan, a year ahead of schedule. About half of patients being given this medicine are new to iron chelation.

Xolair (USD 140 million, +30% lc), a biotechnology drug that offers a new approach for the treatment of moderate to severe allergic asthma, has benefited from rapid acceptance and is now available in 54 countries after EU approval in October 2005. Xolair is administered as an injection every two to four weeks and is proven to target a root cause of allergic asthma. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech reported US sales of USD 472 million for Xolair in 2007.

Zelnorm/Zelmac (USD 88 million, –84% lc), for irritable bowel syndrome and chronic constipation, was suspended in the US in March 2007, and subsequently in many other countries, to comply with a request from the FDA to review cardiovascular safety data. A treatment access program was started in the US to provide Zelnorm to appropriate patients. Novartis continues to believe Zelnorm/Zelmac offers important benefits to appropriate patients, and discussions continue with various health authorities.

Prexige (USD 91 million), an oral COX-2 inhibitor for osteoarthritic pain, was withdrawn in the European Union and many other countries in 2007. These actions were taken after the first withdrawal in August in Australia based on post-marketing reports of serious liver side-effects allegedly associated with long-term use of higher doses, including the deaths of two patients. In September, the FDA issued a “not approvable” letter for the 100 mg once-daily dose, which is the lowest available formulation. Novartis believes Prexige, which continues to be available in some countries, is a valuable therapy option for appropriate patients, particularly those at risk of serious gastrointestinal complications, and will continue discussions with health authorities.

Exforge (USD 103 million), a single-tablet combination of two proven high blood pressure medicines, the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine, delivered the strongest launch performance of any Novartis anti-hypertensive medicine thanks to rapid growth in the US and Europe following approvals in 2007. Clinical data have shown nine of ten patients treated with Exforge reached treatment goals, confirming strong efficacy coupled with improved convenience.

Aclasta/Reclast (USD 41 million) was launched in September 2007 in the US as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis, while initial launches were started in Europe in Germany and the UK after European Union approval in October 2007. The New England Journal of Medicine published in September the results of the first-ever clinical study involving more than 2,100 men and women with osteoporosis who had suffered a hip fracture, showing that Aclasta/Reclast reduces the risk of further fractures.

Tekturna/Rasilez (USD 40 million), the first new type of high blood pressure medicine in more than a decade, has performed well in a highly competitive US marketplace following its approval and launch in March 2007. Launches are also underway after European approval in August 2007. Known as Tekturna in the US and as Rasilez in other markets, key drivers have been broad clinical data demonstrating efficacy in lowering blood pressure, its safety profile and rising reimbursement rates in US formulary plans. Initial results of trials related to the ASPIRE HIGHER program showed potential benefits of Tekturna/Rasilez in reducing a key biomarker of kidney disease (AVOID) and in reducing the severity of heart failure (ALOFT). Rasilez HCT, a single-tablet combination with a diuretic, was submitted for EU approval in late 2007, while US approval of Tekturna HCT is expected in early 2008. This medicine was discovered by Novartis and developed in collaboration with Speedel.

Tasigna was launched during the fourth quarter of 2007 in the US and Europe following regulatory approvals as a new therapy for patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) who are resistant or intolerant to treatment with Gleevec/Glivec (imatinib). Tasigna is now approved in about 40 countries, and was also submitted for approval in Japan in June. Tasigna was designed to be a more potent and selective inhibitor of Bcr-Abl, the cause of Ph+ CML, and its mutations than Gleevec/Glivec. Separate Phase III studies are underway comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients as well as those with sub-optimal responses to previous therapy. A registration study is also underway in patients with gastrointestinal stromal tumors (GIST) who are resistant or intolerant to prior treatment.

Research & Development update

Pharmaceuticals

Galvus (vildagliptin), a new oral treatment for type 2 diabetes, is expected to be first made available in Europe in the first half of 2008. European health authorities announced in November 2007 their support for changes proposed by Novartis to prescribing information that would reduce the recommended daily doses to 50 mg once-daily or 50 mg twice-daily in combination with various other oral anti-diabetes medicines. EU approval was granted in November 2007 for Eucreas, a single-tablet combination of Galvus with the oral anti-diabetes medicine metformin. In the US, Novartis is continuing discussions with the FDA on steps needed for approval after having received an “approvable letter” in February 2007 that included a request for additional clinical trial data. A resubmission for US regulatory approval is not expected before 2010.

FTY720 (fingolimod) is on track for regulatory submissions at the end of 2009 after clinical trial enrollment required for global submissions was completed in 2007. FTY720, an oral therapy, is currently being investigated in the largest worldwide Phase III program to be conducted in relapsing-remitting multiple sclerosis (MS) to further evaluate its efficacy and safety. The program includes FREEDOMS and FREEDOMS II, two-year placebo-controlled trials measuring reductions in relapse rates and disability progression, and the one-year TRANSFORMS trial comparing FTY720 with interferon beta-1a (Avonex®). FTY720 has the potential to be the first in a new class of disease-modifying MS therapies that action on inflammation and could potentially have a direct impact on the Central Nervous System.

QAB149 (indacaterol), a once-daily long-acting beta-agonist with 24-hour bronchodilation and a fast onset of action, completed enrollment in 2007 in a pivotal Phase III monotherapy trial as a treatment for chronic obstructive pulmonary disease (COPD), a condition in which the lungs have been damaged, usually from smoking. QAB149 is also being developed for use in combination with other respiratory medicines and development compounds in patients with COPD. Other combination trials are being done in asthma.

RAD001 (everolimus), a once-daily oral inhibitor of the mTOR pathway that has demonstrated broad clinical activity in multiple tumors, is progressing toward a potential first regulatory submission in 2008. Enrollment has been completed in the registration trial involving metastatic renal cell carcinoma, a form of kidney cancer. Registration trials are also underway in chemotherapy-refractory pancreatic islet cell tumors (pICT) in the first- and second-line setting and for chemotherapy-refractory carcinoid (slow growing) tumors. RAD001 acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis).

SOM230 (pasireotide), a next-generation somatostatin analogue therapy, has completed Phase II studies for acromegaly, carcinoid tumors and Cushing’s disease. A Phase III registration study is enrolling patients with Cushing’s disease, a rare disorder characterized by excessive excretion of the hormone cortisol from a pituitary adenoma (tumor) and a condition for which there is no approved medical therapy. Additional registration studies for acromegaly and refractory carcinoid patients are set to begin in the first quarter of 2008.

Vaccines and Diagnostics

Menveo (MenACWY-CRM), in development as a vaccine against four common types of meningococcal meningitis, showed in a Phase II trial that it may protect infants as young as two months old. Menveo was well tolerated and showed high immunogenicity against four types – A, C, W135 and Y. Infants and adolescents have the highest rate of this disease, with the highest attack rates in infants from age three to 12 months. This rare, but potentially fatal, bacterial disease causes an infection of membranes around the brain and spinal cord. Existing vaccines have not worked in very young children.

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “proposed,” “expects,” “outlook”, “to show,” “set,” “strategy”, “expected”, “designed to,” “confident,” “will”, “well-positioned,” “future trends,” “potential”, “targeted,” “proposal,” “believes,” “pipelines”, “approvable,” “may,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

February 26, 2008	Annual General Meeting
April 21, 2008	First quarter 2008 results
July 17, 2008	Second quarter and first half 2008 results
October 20, 2008	Third quarter and first nine months 2008 results

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (audited)

Full year

	2007	2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	38 072	34 393	3 679	11
Other revenues	875	712	163	23
Cost of Goods Sold	-11 032	-9 411	-1 621	17
Of which amortization and impairments of product and patent rights and trademarks	-1 329	-763	-566	74
Gross profit	27 915	25 694	2 221	9
Marketing & Sales	-11 126	-10 092	-1 034	10
Research & Development	-6 430	-5 321	-1 109	21
General & Administration	-2 133	-1 882	-251	13
Other Income & Expense(1)	-1 445	-757	-688	91
Operating income from continuing operations	6 781	7 642	-861	-11
Income from associated companies	412	264	148	56
Financial income	531	354	177	50
Interest expense	-237	-266	29	-11
Income before taxes from continuing operations	7 487	7 994	-507	-6
Taxes	-947	-1 169	222	-19
Net income from continuing operations	6 540	6 825	-285	-4
Net income from discontinued Consumer Health operations	5 428	377	5 051
Total net income	11 968	7 202	4 766	66
Attributable to:
Equity holders of Novartis AG	11 946	7 175	4 771	66
Minority interests	22	27	-5	-19
Average number of shares outstanding – Basic (million)	2 317.5	2 345.2	-27.7	-1
Basic earnings per share (USD)(2) – Total	5.15	3.06	2.09	68
– Continuing operations	2.81	2.90	-0.09	-3
– Discontinued operations	2.34	0.16	2.18
Average number of shares outstanding – Diluted (million)	2 328.9	2 360.5	-31.6	-1
Diluted earnings per share (USD)(2) – Total	5.13	3.04	2.09	69
– Continuing operations	2.80	2.88	-0.08	-3
– Discontinued operations	2.33	0.16	2.17

(1) Includes Corporate environmental provision increase of USD 590 million taken in the third quarter of 2007 and a restructuring charge of USD 444 million taken in the fourth quarter of 2007 for the “Forward” initiative

(2) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated income statements (unaudited)

Fourth quarter

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	9 931	9 398	533	6
Other revenues	240	256	-16	-6
Cost of Goods Sold	-3 013	-2 677	-336	13
Of which amortization and impairments of product and patent rights and trademarks	-250	-223	-27	12
Gross profit	7 158	6 977	181	3
Marketing & Sales	-3 045	-2 904	-141	5
Research & Development	-1 847	-1 540	-307	20
General & Administration	-634	-593	-41	7
Other Income & Expense(1)	-735	-215	-520	242
Operating income from continuing operations	897	1 725	-828	-48
Income from associated companies	104	71	33	46
Financial income	245	95	150	158
Interest expense	-61	-57	-4	7
Income before taxes from continuing operations	1 185	1 834	-649	-35
Taxes	-254	-238	-16	7
Net income from continuing operations	931	1 596	-665	-42
Net income from discontinued Consumer Health operations	-18	67	-85	-127
Total net income	913	1 663	-750	-45
Attributable to:
Equity holders of Novartis AG	904	1 654	-750	-45
Minority interests	9	9
Average number of shares outstanding – Basic (million)	2 278.0	2 348.8	-70.8	-3
Basic earnings per share (USD)(2) – Total	0.40	0.70	-0.30	-43
– Continuing operations	0.41	0.67	-0.26	-39
– Discontinued operations	-0.01	0.03	-0.04	-133
Average number of shares outstanding – Diluted (million)	2 287.2	2 367.5	-80.3	-3
Diluted earnings per share (USD)(2) – Total	0.39	0.70	-0.31	-44
– Continuing operations	0.40	0.67	-0.27	-40
– Discontinued operations	-0.01	0.03	-0.04	-133

(1) Includes a restructuring charge of USD 444 million taken in the fourth quarter of 2007 for the “Forward” initiative

(2) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (audited)

Full year

	2007	2006	Change
	USD m	USD m	USD m

Net income from continuing operations	6 540	6 825	-285
Fair value adjustments on financial instruments	1	108	-107
Actuarial gains from defined benefit plans, net	450	116	334
Novartis share of equity recognized by associated companies	150	-76	226
Revaluation of initial minority interests in Chiron	55	592	-537
Translation effects	2 188	1 495	693
Amounts related to discontinued operations	5 446	384	5 062
Recognized income and expense	14 830	9 444	5 386

Consolidated statement of recognized income and expense (unaudited)

Fourth quarter

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	931	1 596	-665
Fair value adjustments on financial instruments	-10	104	-114
Actuarial gains from defined benefit plans, net	-591	266	-857
Novartis share of equity recognized by associated companies	37	-9	46
Revaluation of initial minority interests in Chiron		-17	17
Translation effects	776	625	151
Amounts related to discontinued operations	-18	55	-73
Recognized income and expense	1 125	2 620	-1 495

Condensed consolidated balance sheets (audited)

	Dec 31, 2007	Dec 31, 2006	Change
	USD m	USD m	USD m

Assets

Non-current assets
Property, plant & equipment	12 633	10 945	1 688
Intangible assets	21 249	21 230	19
Financial and other non-current assets	14 140	14 429	-289
Total non-current assets	48 022	46 604	1 418
Current assets
Inventories	5 455	4 498	957
Trade accounts receivable	6 648	6 161	487
Other current assets	2 126	2 054	72
Cash, short-term deposits and marketable securities	13 201	7 955	5 246
Total current assets from continuing operations	27 430	20 668	6 762
Assets related to discontinued operations		736	-736
Total current assets	27 430	21 404	6 026
Total assets	75 452	68 008	7 444

Equity and liabilities

Total equity	49 396	41 294	8 102
Non-current liabilities
Financial debts	677	656	21
Other non-current liabilities	8 738	9 824	-1 086
Total non-current liabilities	9 415	10 480	-1 065
Current liabilities
Trade accounts payable	3 018	2 487	531
Financial debts and derivatives	5 117	6 643	-1 526
Other current liabilities	8 506	6 897	1 609
Total current liabilities from continuing operations	16 641	16 027	614
Liabilities related to discontinued operations		207	-207
Total current liabilities	16 641	16 234	407
Total liabilities	26 056	26 714	-658
Total equity and liabilities	75 452	68 008	7 444

Condensed consolidated changes in equity

Full year (audited)

	2007	2006	Change
	USD m	USD m	USD m

Consolidated equity at January 1	41 294	33 164	8 130
Recognized income and expense	14 830	9 444	5 386
Purchase/sale of treasury shares, net	-4 687	248	-4 935
Equity-based compensation	597	506	91
Dividends	-2 598	-2 049	-549
Changes in minority interests	-40	-19	-21
Consolidated equity at December 31	49 396	41 294	8 102

Fourth quarter (unaudited)

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m

Consolidated equity at October 1	49 493	38 590	10 903
Recognized income and expense	1 125	2 620	-1 495
Purchase/sale of treasury shares, net	-1 377	-42	-1 335
Equity-based compensation	167	134	33
Changes in minority interests	-12	-8	-4
Consolidated equity at December 31	49 396	41 294	8 102

Condensed consolidated cash flow statements (audited)

Full year

	2007	2006	Change
	USD m	USD m	USD m

Net income from continuing operations	6 540	6 825	-285
Reversal of non-cash items
Taxes	947	1 169	-222
Depreciation, amortization and impairments	2 936	1 962	974
Change in provisions and other non-current liabilities	1 365	346	1 019
Net financial income	-294	-88	-206
Other	-97	141	-238
Net income adjusted for non-cash items	11 397	10 355	1 042
Interest and other financial receipts	539	519	20
Interest and other financial payments	-255	-277	22
Taxes paid	-1 581	-1 715	134
Cash flow before working capital changes	10 100	8 882	1 218
Restructuring payments and other cash payments out of provisions	-355	-303	-52
Change in net current assets and other operating cash flow items	-535	-275	-260
Cash flow from operating activities from continuing operations	9 210	8 304	906
Investments in property, plant & equipment	-2 549	-1 779	-770
Acquisitions of subsidiaries	-52	-4 522	4 470
Increase in marketable securities, intangible and financial assets	-3 643	-56	-3 587
Cash flow from investing activities from continuing operations	-6 244	-6 357	113
Cash flow from financing activities from continuing operations	-9 318	-4 931	-4 387
Cash flow from discontinued operations	7 595	457	7 138
Translation effect on cash and cash equivalents	298	25	273
Change in cash and cash equivalents from discontinued operations	4	-4	8
Change in cash and cash equivalents from continuing operations	1 545	-2 506	4 051
Cash and cash equivalents at January 1 from continuing operations	3 815	6 321	-2 506
Cash and cash equivalents at December 31 from continuing operations	5 360	3 815	1 545

Condensed consolidated cash flow statements (unaudited)

Fourth quarter

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	931	1 596	-665
Reversal of non-cash items
Taxes	254	238	16
Depreciation, amortization and impairments	863	563	300
Change in provisions and other non-current liabilities	393	71	322
Net financial income	-184	-38	-146
Other	4	43	-39
Net income adjusted for non-cash items	2 261	2 473	-212
Interest and other financial receipts	138	121	17
Interest and other financial payments	-131	-155	24
Taxes paid	37	-307	344
Cash flow before working capital changes	2 305	2 132	173
Restructuring payments and other cash payments out of provisions	-127	-105	-22
Change in net current assets and other operating cash flow items	785	342	443
Cash flow from operating activities from continuing operations	2 963	2 369	594
Investments in property, plant & equipment	-754	-662	-92
Acquisitions of subsidiaries		-14	14
Increase in marketable securities, intangible and financial assets	-927	82	-1 009
Cash flow from investing activities from continuing operations	-1 681	-594	-1 087
Cash flow from financing activities from continuing operations	-3 156	-1 903	-1 253
Cash flow from discontinued operations	-381	-46	-335
Translation effect on cash and cash equivalents	201	-20	221
Change in cash and cash equivalents from discontinued operations		-4	4
Change in cash and cash equivalents from continuing operations	-2 054	-198	-1 856
Cash and cash equivalents at October 1 from continuing operations	7 414	4 013	3 401
Cash and cash equivalents at December 31 from continuing operations	5 360	3 815	1 545

Consolidated income statements – Full year – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m		USD m	USD m	USD m

Net sales to third parties	24 025	22 576	1 452	956	7 169	5 959	5 426	4 902			38 072	34 393	1 728	2 627	39 800	37 020
Sales to other Divisions	181	162	24	9	242	148	37	39	-484	-358
Sales of Divisions	24 206	22 738	1 476	965	7 411	6 107	5 463	4 941	-484	-358	38 072	34 393	1 728	2 627	39 800	37 020
Other revenues	426	424	392	231	21	24	36	33			875	712	7	9	882	721
Cost of Goods Sold	-4 480	-3 826	-1 077	-795	-4 068	-3 420	-1 894	-1 754	487	384	-11 032	-9 411	-903	-1 404	-11 935	-10 815
Of which amortization and impairments of product and patent rights and trademarks	-683	-225	-280	-172	-288	-288	-78	-78			-1 329	-763		-12	-1 329	-775
Gross profit	20 152	19 336	791	401	3 364	2 711	3 605	3 220	3	26	27 915	25 694	832	1 232	28 747	26 926
Marketing & Sales	-7 687	-7 069	-227	-124	-1 236	-1 061	-1 976	-1 838			-11 126	-10 092	-399	-664	-11 525	-10 756
Research & Development	-5 088	-4 265	-295	-148	-563	-477	-301	-260	-183	-171	-6 430	-5 321	-26	-43	-6 456	-5 364
General & Administration	-798	-703	-160	-92	-351	-311	-375	-360	-449	-416	-2 133	-1 882	-77	-125	-2 210	-2 007
Other Income & Expense	-493	-596	-37	-63	-175	-126	-141	-1	-599	29	-1 445	-757	5 822	132	4 377	-625
Of which amortization and impairments of capitalized intangibles included in function costs	-174	-119	-15		-37	-38	-15	-8	-3	-8	-244	-173	-6	-33	-250	-206
Operating income	6 086	6 703	72	-26	1 039	736	812	761	-1 228	-532	6 781	7 642	6 152	532	12 933	8 174
Income from associated companies											412	264			412	264
Financial income											531	354			531	354
Interest expense											-237	-266			-237	-266
Income before taxes											7 487	7 994	6 152	532	13 639	8 526
Taxes											-947	-1 169	-724	-155	-1 671	-1 324
Net income											6 540	6 825	5 428	377	11 968	7 202

Additions to: – Property, plant and equipment(1)	1 436	1 135	287	113	627	264	209	197	98	106	2 657	1 815	32	36	2 689	1 851
– Goodwill and other intangibles(1)	352	351	211	13	41	38	12	109	5		621	511	83	69	704	580

 (1) Excluding impact of business acquisitions

Consolidated income statements – Fourth quarter – Divisional segmentation (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Discontinued Consumer Health operations		Total Group

	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	6 152	6 049	398	455	1 971	1 653	1 410	1 241			9 931	9 398		655	9 931	10 053
Sales to other Divisions	44	42	6	-5	64	36	8	6	-122	-79
Sales of Divisions	6 196	6 091	404	450	2 035	1 689	1 418	1 247	-122	-79	9 931	9 398		655	9 931	10 053
Other revenues	132	160	91	81	6	6	11	9			240	256		2	240	258
Cost of Goods Sold	-1 144	-1 002	-361	-356	-1 114	-933	-516	-476	122	90	-3 013	-2 677		-353	-3 013	-3 030
Of which amortization and impairments of product and patent rights and trademarks	-92	-74	-73	-68	-65	-62	-20	-19			-250	-223		-3	-250	-226
Gross profit	5 184	5 249	134	175	927	762	913	780	0	11	7 158	6 977		304	7 158	7 281
Marketing & Sales	-2 078	-2 026	-85	-51	-362	-314	-520	-513			-3 045	-2 904		-163	-3 045	-3 067
Research & Development	-1 439	-1 213	-105	-62	-167	-135	-86	-82	-50	-48	-1 847	-1 540		-13	-1 847	-1 553
General & Administration	-248	-218	-39	-44	-99	-96	-109	-109	-139	-126	-634	-593		-35	-634	-628
Other Income & Expense	-494	-171	-12	-16	-49	-13	-113	-2	-67	-13	-735	-215	-28	6	-763	-209
Of which amortization and impairments of capitalized intangibles included in function costs	-111	-54	-7		-9	-12	-6	-2		-1	-133	-69		-9	-133	-78
Operating income	925	1 621	-107	2	250	204	85	74	-256	-176	897	1 725	-28	99	869	1 824
Income from associated companies											104	71			104	71
Financial income											245	95			245	95
Interest expense											-61	-57			-61	-57
Income before taxes											1 185	1 834	-28	99	1 157	1 933
Taxes											-254	-238	10	-32	-244	-270
Net income											931	1 596	-18	67	913	1 663

Additions to: – Property, plant and equipment(1)	377	435	121	50	233	89	63	77	50	39	844	690		11	844	701
– Goodwill and other intangibles(1)	41	74	3	13	7	25	10	4	1		62	116		13	62	129

 (1) Excluding impact of business acquisitions

Notes to the Condensed Consolidated Financial Information for 2007

1. Basis of preparation

This consolidated financial information containing condensed financial information for the three-month quarterly and the 12-month periods ended December 31, 2007, has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the accounting policies set out in the 2007 Annual Report, which was published on January 17, 2008. Following a unanimous vote by the US Securities and Exchange Commission (SEC) to amend the relevant rules in November 2007, Novartis no longer provides a reconciliation to US Generally Accepted Accounting Principles.

2. Divestments, business combinations and other significant transactions

The following significant transactions occurred during 2007 and 2006:

2007

Pharmaceuticals – Betaseron® agreement related to Chiron acquisition

On September 14, Novartis and Bayer Schering Pharma AG completed an agreement related to the regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. The agreement was reached following the April 2006 acquisition of Chiron. As part of this agreement with Bayer Schering, Novartis received a one-time payment of approximately USD 200 million related to a transfer of manufacturing facilities as well as receiving rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals). As a result of this transaction, a final reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of USD 235 million in identified net assets, which was adjusted in the 2007 first quarter. After taking this into account, final Pharmaceutical Division goodwill for the Chiron acquisition at December 31, 2007, amounted to USD 1.9 billion.

Vaccines and Diagnostics – Intercell agreement

On September 28, Novartis entered into a strategic alliance with Intercell, an Austrian biotechnology company, focused on vaccines development. As a consequence of the agreement, Novartis paid USD 383 million (EUR 270 million) and recorded USD 207 million (EUR 146 million) of intangible assets. The payment also included the acquisition of an additional 4.8 million shares for USD 176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%.

Consumer Health – Gerber Business Unit divestment

On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for approximately USD 5.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 4.0 billion, and an after-tax gain of USD 3.6 billion, was recorded in the third quarter.

Consumer Health – Medical Nutrition Business Unit divestment

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately USD 2.5 billion to Nestlé S.A. A pre-tax divestment gain of USD 1.8 billion, and an after-tax gain of USD 1.6 billion, was recorded in the third quarter.

The Gerber and Medical Nutrition Business Units (which included the Nutrition & Santé business divested in February 2006) are disclosed as discontinued operations in all periods in the Group’s consolidated financial statements. These businesses had combined 2007 net sales of USD 1.7 billion and operating income of USD 311 million before their divestment.

2006

Corporate – Chiron acquisition

On April 20, Novartis completed the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amount paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. Novartis created a new division called Vaccines and Diagnostics with two activities: human vaccines named Novartis Vaccines and a diagnostics activity that retained Chiron as its name. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

For the period from January 1, until the completion of the acquisition, the 44% minority interest in Chiron held by Novartis had been accounted for using the equity method. For the period after completion of the acquisition, the results of Chiron have been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The Group’s 44% minority interest in Chiron also was revalued directly into equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR).

On July 14, 2006, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid USD 606 million to fully acquire the company. NeuTec Pharma plc has had no post-acquisition sales, although expenses and cash flows were consolidated from the acquisition date. Goodwill on this transaction at December 31, 2007, amounted to USD 136 million.

Vaccines and Diagnostics

Since the Chiron acquisition, its vaccines and diagnostics activities comprise the division’s results. Goodwill on this transaction at December 31, 2007, amounted to USD 1.1 billion.

3. Principal currency translation rates

Full year

	Average rates 2007	Average rates 2006	Period-end rates Dec 31, 2007	Period-end rates Dec 31, 2006
	USD	USD	USD	USD

1 CHF	0.834	0.798	0.881	0.819
1 EUR	1.371	1.256	1.465	1.317
1 GBP	2.002	1.842	1.996	1.965
100 JPY	0.850	0.860	0.884	0.841

Fourth quarter

	Average rates Q4 2007	Average rates Q4 2006	Period-end rates Dec 31, 2007	Period-end rates Dec 31, 2006
	USD	USD	USD	USD

1 CHF	0.874	0.810	0.881	0.819
1 EUR	1.450	1.290	1.465	1.317
1 GBP	2.046	1.916	1.996	1.965
100 JPY	0.885	0.850	0.884	0.841

4. Legal proceedings update

A number of Novartis subsidiaries are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While Novartis does not believe any of them will have a material adverse effect on the Group’s consolidated financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on consolidated results of operations in any particular period. Please consult the consolidated financial statements in the 2007 Annual Report for a summary of major legal proceedings. The following non-exhaustive list reflects recent developments in legal proceedings:

Product liability litigation

Zometa/Aredia

A Novartis affiliate is now a defendant in approximately 390 cases brought in US courts by approximately 420 plaintiffs who claim to have experienced osteonecrosis of the jaw after treatment with Zometa/Aredia. Two of these cases purport to be class actions. Discovery is continuing in these cases.

Chiron/Fluvirin

The former Chiron Corporation, which Novartis acquired in 2006, was the subject of a number of legal proceedings arising from the inability of Chiron to deliver its Fluvirin seasonal influenza vaccine to the US market for the 2004/2005 flu season. These included class-action lawsuits alleging breaches of securities laws and shareholder derivative litigations alleging breaches of fiduciary duties. The securities fraud class-action cases were settled in April 2006. The settlement is currently under revision in light of a 2007 court order denying settlement approval. The share derivative litigations have all been dismissed.

Patent litigation

Contact lenses

Rembrandt Vision Technologies filed a patent infringement suit against CIBA Vision in October 2005 in the US District Court for the Eastern District of Texas. The lawsuit involves CIBA Vision’s O2OPTIX and NIGHT & DAY contact lens products. Rembrandt asserts that these contact lens products infringe Rembrandt’s US Patent No. 5,712,327. Rembrandt is seeking substantial past damages and a future royalty on sales of O2OPTIX and NIGHT & DAY products, and an injunction may be sought against O2OPTIX. The court has set a trial date for January 30, 2008.

A lawsuit filed in 2006 by CooperVision relating to the so-called “Nicolson patents” was settled in November 2007, with CIBA Vision licensing its Nicolson patents to CooperVision against royalty payments on US net sales of CooperVision’s Biofinity® contact lenses until 2014 and on net sales outside the US until 2016. CIBA Vision also receives a continuing royalty from Bausch & Lomb on the same Nicolson patents for the net sales of its Purevision® products. Both the CooperVision and the Bausch & Lomb royalties could cease if the Nicolson patents were declared invalid as part of litigation with Johnson & Johnson.

Supplementary information (unaudited)

Condensed consolidated change in liquidity

Full year

	2007	2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	1 545	-2 506	4 051
Change in marketable securities, financial debt and financial derivatives	5 206	683	4 523
Change in net liquidity	6 751	-1 823	8 574
Net liquidity at January 1 from continuing operations	656	2 479	-1 823
Net liquidity at December 31 from continuing operations	7 407	656	6 751

Fourth quarter

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	-2 054	-198	-1 856
Change in marketable securities, financial debt and financial derivatives	2 172	1 545	627
Change in net liquidity	118	1 347	-1 229
Net liquidity/debt at October 1 from continuing operations	7 289	-691	7 980
Net liquidity at December 31 from continuing operations	7 407	656	6 751

Free cash flow

Full year

	2007	2006	Change
	USD m	USD m	USD m

Cash flow from operating activities from continuing operations	9 210	8 304	906
Purchase of property, plant & equipment	-2 549	-1 779	-770
Purchase of intangible and financial assets	-895	-709	-186
Sale of property, plant & equipment, intangible and financial assets	593	278	315
Dividends	-2 598	-2 049	-549
Free cash flow from continuing operations	3 761	4 045	-284
Free cash flow from discontinued operations	-314	295	-609
Total free cash flow	3 447	4 340	-893

Fourth quarter

	Q4 2007	Q4 2006	Change
	USD m	USD m	USD m

Cash flow from operating activities of continuing operations	2 963	2 369	594
Purchase of property, plant & equipment	-754	-662	-92
Purchase of intangible and financial assets	-211	-94	-117
Sale of property, plant & equipment, intangible and financial assets	34	73	-39
Free cash flow from continuing operations	2 032	1 686	346
Free cash flow from discontinued operations	-367	-11	-356
Total free cash flow	1 665	1 675	-10

Share information

	December 31, 2007	December 31, 2006

Year-end number of shares outstanding (million)	2 264.5	2 348.2
Registered share price (CHF)	62.10	70.25
ADS price (USD)	54.31	57.44
Market capitalization (USD billion)	123.9	135.1
Market capitalization (CHF billion)	140.6	165.0

Impact of intangible asset charges and significant exceptional items – Full year

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	6 086	6 703	72	-26	1 039	736	812	761	-1 228	-532	6 781	7 642
Recurring amortization	411	268	295	172	293	279	89	83	3	8	1 091	810
Impairment of intangible assets	446	76			32	47	4	3			482	126
Intangible asset charges	857	344	295	172	325	326	93	86	3	8	1 573	936
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net		226	25	161		53	9				34	440
“Forward” initiative restructuring expenses	307						97		40		444
Other restructuring expenses	25				11	8					36	8
Other impairment of property, plant & equipment		3		7	31						31	10
Exceptional restructuring and acquisition related integration expenses, net	332	229	25	168	42	61	106		40		545	458
Exceptional gains from divesting brands, subsidiaries and financial investments	-171	-87				7					-171	-80
Impairment of financial assets	41	34			27				10	5	78	39
Corporate environmental provision increase									590		590
Litigation and other settlements			-83								-83
Suspension of Zelnorm	80										80
Tekturna/Rasilez inventory provision	-107										-107
Release of Tricare revenue deduction accrual		-62										-62
France accounting irregularity						69						69
Other exceptional items	14	-28	-83		27	69			600	5	558	46
Total adjustments	1 032	458	237	340	394	463	199	86	643	13	2 505	1 360
Adjusted operating income	7 118	7 161	309	314	1 433	1 199	1 011	847	-585	-519	9 286	9 002
Income from associated companies											412	264
Associated company exceptional charges incurred by Chiron prior to its acquisition												53
Net financial income											294	88
Taxes (adjusted for above items)											-1 639	-1 618
Adjusted net income from continuing operations											8 353	7 789
Adjusted net income attributable to shareholders											8 331	7 762
Adjusted basic earnings per share from continuing operations											USD 3.59	USD 3.31

Impact of intangible asset charges and significant exceptional items – Fourth quarter

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations

	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006	Q4 2007	Q4 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	925	1 621	-107	2	250	204	85	74	-256	-176	897	1 725
Recurring amortization	100	91	80	68	79	73	25	19		1	284	252
Impairment of intangible assets	103	37			-5	1	1	2			99	40
Intangible asset charges	203	128	80	68	74	74	26	21		1	383	292
Acquisition-related restructuring and integration expenses (including acquisition-related accounting impact of inventory adjustments), net		32	13	39		7					13	78
“Forward” initiative restructuring expenses	307						97		40		444
Other restructuring expenses	25				-2						23
Other impairment of property, plant & equipment		5		7	11	-7					11	5
Exceptional restructuring and acquisition related integration expenses, net	332	37	13	46	9	0	97		40		491	83
Exceptional gains from divesting brands, subsidiaries and financial investments	-5					7					-5	7
Impairment of financial assets	19	9			17	-10			3	2	39	1
Zelnorm suspension	-7										-7
France accounting irregularity						11						11
Other exceptional items	12	9			17	1			3	2	32	12
Total adjustments	542	174	93	114	100	82	123	21	43	3	901	394
Adjusted operating income	1 467	1 795	-14	116	350	286	208	95	-213	-173	1 798	2 119
Income from associated companies											104	71
Net financial income											184	38
Taxes (adjusted for above items)											-492	-364
Adjusted net income from continuing operations											1 594	1 864
Adjusted net income attributable to shareholders											1 585	1 855
Adjusted basic earnings per share from continuing operations											USD 0.70	USD 0.79

Supplementary tables: Full year 2007 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies

Diovan/Co–Diovan	Hypertension	2 194	18	2 818	14	5 012	19	16
Gleevec/Glivec	Chronic myeloid leukemia	714	13	2 336	14	3 050	19	14
Zometa	Cancer complications	649	-7	648	3	1 297	1	-2
Sandostatin (group)	Acromegaly	409	11	618	5	1 027	12	7
Neoral/Sandimmun	Transplantation	108	-14	836	0	944	3	-2
Femara	Breast cancer	411	22	526	28	937	30	25
Lotrel	Hypertension	748	-45			748	-45	-45
Voltaren (group)	Inflammation/pain	9	13	738	3	747	8	3
Trileptal	Epilepsy	500	-9	192	4	692	-4	-6
Lescol	Cholesterol reduction	207	-19	458	-8	665	-8	-12
Top ten products total		5 949	-4	9 170	9	15 119	7	3

Exelon	Alzheimer’s disease	212	13	420	14	632	20	14
Lamisil (group)	Fungal infections	266	-54	329	-21	595	-39	-40
Comtan/Stalevo (group)	Parkinson’s disease	178	13	242	23	420	24	18
Tegretol (incl. CR/XR)	Epilepsy	123	2	290	1	413	6	1
Lucentis	Age-related macular degeneration			393	NM	393	NM	NM
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	299	13	76	9	375	14	12
Foradil	Asthma	21	50	341	-1	362	9	1
Exjade (group)	Iron chelator	175	43	182	721	357	150	141
Miacalcic	Osteoporosis	147	-26	134	-11	281	-17	-20
Tobramycin	Cystic fibrosis	174	47	99	60	273	54	51
Top 20 products total		7 544	-5	11 676	13	19 220	9	5
Rest of portfolio		1 204	-22	3 601	1	4 805	-2	-6
Total Division sales		8 748	-8	15 277	10	24 025	6	2

NM – Not meaningful

Supplementary tables: Fourth quarter 2007 – Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	% change in USD	% change in local currencies

Diovan/Co–Diovan	Hypertension	561	11	794	13	1 355	18	12
Gleevec/Glivec	Chronic myeloid leukemia	201	16	645	11	846	21	12
Zometa	Cancer complications	168	-3	175	-3	343	1	-3
Sandostatin (group)	Acromegaly	109	10	169	4	278	13	6
Neoral/Sandimmun	Transplantation	26	-16	218	-4	244	2	-6
Femara	Breast cancer	107	16	151	23	258	26	20
Lotrel	Hypertension	88	-75			88	-75	-75
Voltaren (group)	Inflammation/pain	2	0	193	1	195	10	1
Trileptal	Epilepsy	48	-67	50	0	98	-48	-51
Lescol	Cholesterol reduction	49	-20	114	-12	163	-9	-14
Top ten products total		1 359	-17	2 509	7	3 868	2	-4

Exelon	Alzheimer’s disease	55	12	116	16	171	24	14
Lamisil (group)	Fungal infections	-3	-102	69	-34	66	-71	-72
Comtan/Stalevo (group)	Parkinson’s disease	47	15	70	22	117	27	18
Tegretol (incl. CR/XR)	Epilepsy	29	-9	80	2	109	5	-1
Lucentis	Age-related macular degeneration			170	NM	170	NM	NM
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	83	5	21	11	104	8	5
Foradil	Asthma	4	0	91	-10	95	3	-10
Exjade (group)	Iron chelator	43	8	59	428	102	104	91
Miacalcic	Osteoporosis	33	-30	37	-6	70	-15	-19
Tobramycin	Cystic fibrosis	46	-4	26	13	72	3	0
Top 20 products total		1 696	-19	3 248	12	4 944	4	-2
Rest of portfolio		291	-30	917	-7	1 208	-8	-14
Total Division sales		1 987	-21	4 165	7	6 152	2	-5

NM – Not meaningful

Full year – Pharmaceutical net sales by therapeutic area (unaudited)

	2007	2006	% change
	USD m	USD m	USD

Cardiovascular & Metabolism
Diovan	5 012	4 223	19
Lotrel	748	1 352	-45
Exforge	103	10	930
Tekturna/Rasilez	40	0	NM
Other	8	1	NM
Total strategic franchise products	5 911	5 586	6
Mature products (including Lescol)	1 494	1 534	-3
Total Cardiovascular & Metabolism products	7 405	7 120	4

Oncology & Hematology
Gleevec/Glivec	3 050	2 554	19
Zometa	1 297	1 283	1
Sandostatin (group)	1 027	915	12
Femara	937	719	30
Exjade	357	143	150
Other	283	295	-4
Total Oncology & Hematology products	6 951	5 909	18

Neuroscience
Trileptal	692	721	-4
Exelon	632	525	20
Comtan/Stalevo (group)	420	339	24
Tegretol	413	391	6
Ritalin/Focalin (group)	375	330	14
Other	382	351	9
Total strategic franchise products	2 914	2 657	10
Mature products	431	440	-2
Total Neuroscience products	3 345	3 097	8

Respiratory
Foradil	362	331	9
TOBI/Tobramycin	273	177	54
Xolair	140	102	37
Other	87	69	26
Total strategic franchise products	862	679	27
Mature products	97	103	-6
Total Respiratory products	959	782	23

Ophthalmics, Dermatology, Gastrointestinal & Urology
Lucentis	393	19	NM
Enablex/Emselex	179	114	57
Elidel	176	179	-2
Zelnorm/Zelmac	88	561	-84
Other	605	706	-14
Total strategic franchise products	1 441	1 579	-9
Mature products (including Lamisil)	711	1 097	-35
Total ODGU products	2 152	2 676	-20

Arthritis & Bone
Prexige	91	47	94
Aclasta/Reclast	41	3	NM
Total strategic franchise products	132	50	164
Mature products (including Voltaren)	1 442	1 430	1
Total Arthritis & Bone products	1 574	1 480	6

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	944	918	3
Other	448	330	36
Total strategic franchise products	1 392	1 248	12
Mature products	247	264	-6
Total IDTI products	1 639	1 512	8

Total strategic franchise products	19 603	17 708	11
Total mature products	4 422	4 868	-9
Total Division net sales	24 025	22 576	6

NM – Not meaningful

Fourth quarter – Pharmaceutical net sales by therapeutic area (unaudited)

	Q4 2007	Q4 2006	% change
	USD m	USD m	USD

Cardiovascular & Metabolism
Diovan	1 355	1 152	18
Lotrel	88	354	-75
Exforge	51	3	NM
Tekturna/Rasilez	20	0	NM
Other	4	1	NM
Total strategic franchise products	1 518	1 510	1
Mature products (including Lescol)	376	390	-4
Total Cardiovascular & Metabolism products	1 894	1 900	0

Oncology & Hematology
Gleevec/Glivec	846	702	21
Zometa	343	339	1
Sandostatin (group)	278	245	13
Femara	258	204	26
Exjade	102	50	104
Other	77	74	4
Total Oncology & Hematology products	1 904	1 614	18

Neuroscience
Exelon	171	138	24
Comtan/Stalevo (group)	117	92	27
Tegretol	109	104	5
Ritalin/Focalin (group)	104	96	8
Trileptal	98	189	-48
Other	63	110	-43
Total strategic franchise products	662	729	-9
Mature products	116	110	5
Total Neuroscience products	778	839	-7

Respiratory
Foradil	95	92	3
TOBI/Tobramycin	72	70	3
Xolair	40	35	14
Other	27	19	42
Total strategic franchise products	234	216	8
Mature products	27	26	4
Total Respiratory products	261	242	8

Ophthalmics, Dermatology, Gastrointestinal & Urology
Lucentis	170	11	NM
Enablex/Emselex	51	38	34
Elidel	43	47	-9
Zelnorm/Zelmac	5	153	-97
Other	145	160	-9
Total strategic franchise products	414	409	1
Mature products (including Lamisil)	96	259	-63
Total ODGU products	510	668	-24

Arthritis & Bone
Prexige	10	18	-44
Aclasta/Reclast	30	1	NM
Total strategic franchise products	40	19	111
Mature products (including Voltaren)	374	364	3
Total Arthritis & Bone products	414	383	8

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	244	240	2
Other	127	91	40
Total strategic franchise products	371	331	12
Mature products	20	72	-72
Total IDTI products	391	403	-3

Total strategic franchise products	5 143	4 828	7
Total mature products	1 009	1 221	-17
Total Division net sales	6 152	6 049	2

NM – Not meaningful

Net sales from continuing operations by region (unaudited)

Full year

	2007	2006	% change		2007	2006
	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	8 748	9 472	-8	-8	36	42
Rest of world	15 277	13 104	17	10	64	58
Total	24 025	22 576	6	2	100	100

Vaccines and Diagnostics
US	602	462	30	30	41	48
Rest of world	850	494	72	62	59	52
Total	1 452	956	52	47	100	100

Sandoz
US	1 959	1 548	27	26	27	26
Rest of world	5 210	4 411	18	9	73	74
Total	7 169	5 959	20	13	100	100

Consumer Health
US	1 765	1 765	0	0	33	36
Rest of world	3 661	3 137	17	9	67	64
Total	5 426	4 902	11	6	100	100

Group continuing operations
US	13 074	13 247	-1	-1	34	39
Rest of world	24 998	21 146	18	11	66	61
Total	38 072	34 393	11	6	100	100

Net sales from continuing operations by region (unaudited)

Fourth quarter

	Q4 2007	Q4 2006	% change		Q4 2007	Q4 2006
	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	1 987	2 521	-21	-21	32	42
Rest of world	4 165	3 528	18	7	68	58
Total	6 152	6 049	2	-5	100	100

Vaccines and Diagnostics
US	154	230	-33	-33	39	51
Rest of world	244	225	8	-4	61	49
Total	398	455	-13	-18	100	100

Sandoz
US	502	422	19	18	25	26
Rest of world	1 469	1 231	19	6	75	74
Total	1 971	1 653	19	9	100	100

Consumer Health
US	430	444	-3	-3	30	36
Rest of world	980	797	23	11	70	64
Total	1 410	1 241	14	6	100	100

Group continuing operations
US	3 073	3 617	-15	-15	31	38
Rest of world	6 858	5 781	19	7	69	62
Total	9 931	9 398	6	-1	100	100

Quarterly analysis for continuing operations (unaudited)

Key figures by quarter

	Q4 2007	Q3 2007	Change
	USD m	USD m	USD m	%

Net sales	9 931	9 613	318	3
Operating income	897	1 452	-555	-38
Financial income	245	109	136	125
Interest expense	-61	-66	5	-8
Taxes	-254	-37	-217
Net income	931	1 574	-643	-41

Net sales by region

	Q4 2007	Q3 2007	Change
	USD m	USD m	USD m	%

US	3 073	3 285	-212	-6
Europe	4 295	3 984	311	8
Rest of world	2 563	2 344	219	9
Total	9 931	9 613	318	3

Net sales by Division

	Q4 2007	Q3 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	6 152	5 885	267	5
Vaccines and Diagnostics	398	572	-174	-30
Sandoz	1 971	1 783	188	11
Consumer Health continuing operations	1 410	1 373	37	3
Net sales from continuing operations	9 931	9 613	318	3
Discontinued Consumer Health operations		315	-315
Total	9 931	9 928	3	0

Operating income by Division

	Q4 2007	Q3 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	925	1 541	-616	-40
Vaccines and Diagnostics	-107	172	-279	-162
Sandoz	250	228	22	10
Consumer Health continuing operations	85	244	-159	-65
Corporate income & expense, net	-256	-733	477	-65
Operating income from continuing operations	897	1 452	-555	-38
Discontinued Consumer Health operations	-28	5 943	-5 971
Total	869	7 395	-6 526	-88

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 22, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting